Mayer Brown LLP 71 South Wacker Drive Chicago, IL 60606 United States of America

T: +1 312 782 0600 F: +1 312 701 7711

mayerbrown.com
September 1, 2020
VIA EDGAR	Lawrence R. Hamilton Partner T: +1 312 701 7055 F: +1 312 706 8333
LHamilton@mayerbrown.com
Jeff Long
Securities and Exchange Commission
Division of Investment Management 100 F Street N.E.
Washington, DC 20549

Re:	DNP Select Income Fund Inc., File No.811-4915,
Duff & Phelps Utility and Infrastructure Fund Inc., File No. 811-22533,
Duff & Phelps Utility and Corporate Bond Trust, File No. 811-7358
and DTF Tax-Free Income Inc., File No. 811-6416

Dear Mr. Long:

On behalf of the above-captioned registrants (the “Funds”), set forth below is a response to the comment that you provided to me by telephone on August 31, 2020 with respect to the Funds’ respective annual reports to shareholders for the fiscal year ended October 31, 2019 (the “Annual Reports”), each of which was included in a Form N-CSR filing of the respective Fund filed between December 27, 2019 and January 6, 2020.

COMMENT: You requested that the following disclosure be added to the notes to each Fund’s audited financial statements, and specifically as a lead-in paragraph at the beginning of Note 2. Significant Accounting Policies:

The Fund is an investment company that follows the accounting and reporting guidance of Accounting Standards Codification (“ASC”) Topic 946 applicable to Investment Companies.

RESPONSE: The Funds will add the requested disclosure to their respective Annual Reports for the fiscal year ending October 31, 2020 and future years.

The Funds acknowledge that all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff of the Securities and Exchange Commission are cognizant of their responsibility to provide all information investors require for an informed decision, and that each Fund and its management are cognizant of their responsibility for the accuracy and adequacy of the disclosures they have made.

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including

Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England), Mayer Brown (a Hong Kong partnership)

and Tauil & Chequer Advogados (a Brazilian partnership).

Mayer Brown LLP

Jeff Long

Securities and Exchange Commission

September 1, 2020

Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (312) 701-7055.

Very truly yours,

/s/ Lawrence R. Hamilton

Lawrence R. Hamilton

cc:	Alan Meder, Principal Financial Officer of the Funds
Michael Barry, Ernst & Young LLP